

Amanda Holt • 3rd

Realtor at RE/MAX Preferred Group

RE/MAX Preferred Group • Hondros College of Business

Hamilton, Ohio • 12

Pending ···

Experience

Real Estate Agent
RE/MAX Preferred Group
May 2017 – Present • 1 yr
Cincinnati Area, KY

Corporate Trainer
PLK Communities
May 2005 – Mar 2015 • 9 yrs 11 mos
Cincinnati Area, KY

Education

Hondros College of Business

Cincinnati State Technical and Community College

Interests

Hondros College of Business
10,666 followers

Cincinnati State Technical and C...
25,628 followers

RE/MAX Preferred Group
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